June 7, 2019

VIA EDGAR TRANSMISSION

Beverly Singleton
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Shake Shack Inc.
Form 10-K for the Fiscal Year Ended December 26, 2018
Response dated April 30, 2019
Form 10-Q for the Quarterly Period Ended March 27, 2019
Filed May 6, 2019
File No. 001-36823

Dear Ms. Singleton:
Thank you for your letter dated May 10, 2019 with respect to the review by the Securities and Exchange Commission ("SEC") of the above-referenced filings of Shake Shack Inc. ("Shake Shack" or the "Company"). Shake Shack understands the importance of providing full and transparent disclosures in our SEC filings and we appreciate this feedback from the Staff so that we can continue to improve our disclosures. For your convenience, the comments in your May 10, 2019 letter are repeated herein and our responses are set forth immediately below each comment.

Form 10-Q for the Quarter Ended March 27, 2019

Statement of Cash Flows, page 7

1. We note that your statement of cash flow for the three months ended March 27, 2019 discloses $8,911 of amortization of operating lease assets. Please explain to us the nature of this amount. In this regard, we note that the majority of your leases are considered operating leases and would not have amortization expense recorded as part of the lease accounting. Please advise.

Response:

We respectfully acknowledge the Staff’s comment and supplementally advise that within our Statement of Cash Flows within Form 10-Q for the quarter ended March 27, 2019, the line item caption titled “amortization of operating lease assets” represents the non-cash reduction of the right-of-use asset related to the straight-line lease cost. In future filings, we will clarify this line item by describing it as “non-cash operating lease cost” within the Statement of Cash Flows.

Note 9. Leases, page 15

2. We note your disclosure that tenant improvement allowances are recorded as part of the lease liability on the Condensed Consolidated Balance Sheet and are amortized on a straight-line basis over the lease term as a reduction to occupancy and related expenses. Please explain to us how your accounting for these lease incentives complies with the guidance in ASC 842-20-30-5.

Response:

We respectfully acknowledge the Staff’s comment. The Company expends cash for leasehold improvements to build out and equip our leased premises. Generally, a portion of the leasehold improvements are reimbursed by our landlords as landlord incentives pursuant to agreed-upon terms in our lease agreements, which are typically in the form of cash, full or partial credits against our future lease payments. In most cases, these landlord incentives are not received at or prior to lease commencement. We include these amounts in the initial measurement of the operating lease liability as a reduction to future lease payments in accordance with ASC 842-10-30-5a.

Under ASC 842-20-30-5, the initial measurement of the right-of-use asset includes the initial measurement of the lease liability. Therefore, the landlord incentives are also recognized as a reduction to the right-of-use asset by virtue of their inclusion in the initial measurement of the lease liability.

We will clarify our disclosures in Note 9: Leases, starting with our Form 10-Q for the quarter ended June 26, 2019 and expect to make the following revisions:
We expend cash for leasehold improvements to build out and equip our leased premises. Generally, a portion of the leasehold improvements and building costs are reimbursed by our landlords as landlord incentives pursuant to agreed-upon terms in our lease agreements. If obtained, landlord incentives usually take the form of cash, full or partial credits against our future minimum or contingent rents otherwise payable by us, or a combination thereof. In most cases, landlord incentives ~~the tenant improvement allowances~~ are received after we take possession of the property, as we meet required milestones during the construction of the property. We include these amounts in the measurement of the initial operating lease liability, which are also reflected as a reduction to the initial measurement of the right-of-use asset. ~~Tenant improvement allowances are recorded as part of the lease liability on the Condensed Consolidated Balance Sheet and are amortized on a straight-line basis over the lease term as a reduction to occupancy and related expenses.~~
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If you have any questions about our response, please contact me at 646-747-7358. Thank you for your consideration of our response.

Very truly yours,

/s/ Tara Comonte
Tara Comonte
Chief Financial Officer
Shake Shack Inc.

cc:    Randy Garutti, Chief Executive Officer, Shake Shack Inc.
Ronald Palmese, Jr., Senior Vice President and General Counsel, Shake Shack Inc.
Audit Committee of the Board of Directors of Shake Shack Inc.
Mike Hollander, Ernst & Young LLP